UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 21, 2016

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: September 21, 2016	By:	/s/ Rachel Agnew

	Name:	Rachel Agnew
	Title:	Company Secretary

BHP Billiton Limited	BHP Billiton Plc
171 Collins Street	Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH UK
GPO BOX 86	Tel +44 20 7802 4000
Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
Tel +61 1300 55 47 57 Fax +61 3 9609 3015	bhpbilliton.com
bhpbilliton.com

21 September 2016

To: Australian Securities Exchange	cc: New York Stock Exchange
London Stock Exchange	JSE Limited

AGM Update & Notice of 2017 Interim Dividend Dates

2016 Annual General Meetings (AGM) times update and Shareholder Information Sessions1

The 2016 AGM of BHP Billiton Plc will be held in London on Thursday, 20 October 2016 as previously announced. The starting time has been revised to 12 noon (London time). Prior to the BHP Billiton Plc AGM, a Shareholder Information Session will be held at the QEII Centre from 10.30am to 11.30am.

The 2016 AGM of BHP Billiton Limited will be held in Brisbane on Thursday, 17 November 2016 as previously announced. The starting time has been revised to 11.00am (Brisbane time). Prior to the BHP Billiton Limited AGM, a Shareholder Information Session will be held at the Brisbane Convention and Exhibition Centre from 9.30am to 10.30am.

The purpose of the Shareholder Information Sessions, which will be led by the Chief Executive Officer (supported by some of the Company’s other senior executives), is to provide shareholders with an opportunity to discuss issues in greater detail with senior executives. A short presentation will be made by the senior executives on community issues, developments with Samarco and climate change, followed by a shareholder Q&A session.

2017 Interim Dividend

The proposed dates2 for the 2017 Interim Dividend of BHP Billiton Limited and BHP Billiton Plc are as follows:

Half Yearly Results Announcement and Dividend Determination	21 February 2017
Currency conversion into RAND	3 March 2017
Last day to trade cum dividend on JSE Limited	7 March 2017
Ex-Dividend Date (New York[3] and Johannesburg stock exchanges)	8 March 2017
Ex-Dividend Date (Australian & London stock exchange)	9 March 2017
Record Date (including currency conversion and currency election date for Australian & London stock exchanges)	10 March 2017
Payment Date	28 March 2017

[1]	Details of the Shareholder Information Session and the business to be conducted at the AGM can be found in the Notices of Annual General Meeting.
[2]	Dates are subject to change.
[3]	BHP Billiton Limited and BHP Billiton Plc shares are listed in the form of American Depositary Shares (ADSs) and traded as American Depositary Receipts (ADRs) on the NYSE. Each ADS represents two ordinary shares.

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH United Kingdom

The BHP Billiton Group is headquartered in Australia

Please note that BHP Billiton Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings between the dates of 8 and 10 March 2017 (inclusive), nor will transfers between the UK register and the South African register be permitted, between the dates of 3 March and 10 March 2017 (inclusive).

Rachel Agnew

Company Secretary

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